July 27, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Stephanie Sullivan, Senior Assistant Chief Accountant

Re:	Home Bancorp, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 14, 2016
File No. 001-34190

Dear Ms. Sullivan,

This letter is in response to your comment letter, dated July 13, 2016 (“Comment Letter”), regarding the Form 10-K, for the year ended December 31, 2015, of Home Bancorp, Inc. (the “Company”). For ease of reference, the comments from the Comment Letter are reproduced below in bold-face type and our response thereto follows each of the bullet points of the comment.

Form 10-K for the Fiscal Year Ended December 31, 2015

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5 –Loans, page 59

1.	We note your disclosure on page 62 that you have $20.0 million and $32.0 million of acquired loans that were accounted for under ASC 310-30 as of December 31, 2015 and 2014, respectively. Please respond to the following:

•	We note your disclosure on page 67 that states that nonaccrual acquired loans accounted for under ASC 310-30 totaled $4.6 million and $11.8 million as of December 31, 2015 and 2014, respectively. Please clarify whether you have ceased recognizing interest income on these loans in accordance with ASC 310-30. If so, please explain your basis for being unable to reasonably estimate the cash flows for these loans. Please refer to ASC 310-30-35-3 for guidance.

Please be advised that the Company had not ceased recognizing interest income on the subject loans as of December 31, 2015 or 2014. We are continuing to recognize interest incurred on such loans in accordance with ASC 310-30. We are able to reasonably estimate the cash flows for these loans and recognize accretable yield. The Loans were not accruing interest on a contractual basis on the subject dates.

For purposes of risk assessment, the Company deems certain acquired loans to be “nonperforming” if they exhibit factors after acquisition which would likely cause the Company to place them on nonaccrual status if they had been originated by the Company and were not being accounted for under ASC 310-30. The footnote is intended to provide more fulsome disclosure of potential risk elements in the Company’s loan portfolio.

The Company proposes to revise the disclosure for the nonaccrual table in future filings in order to clarify the presentation as follows (utilizing the December 31, 2015 information for purposes of illustration).

	December 31, 2015			December 31, 2014
(dollars in thousands)	Originated	Acquired(1)	Total	Originated	Acquired(1)	Total
Nonaccrual loans:
One- to four-family first mortgage	$928	$2,649	$3,577	$1,429	$5,072	$6,501
Home equity loans and lines	121	412	533	65	482	547
Commercial real estate	1,671	2,526	4,197	829	5,498	6,327
Construction and land	86	121	207	—	5,356	5,356
Multi-family residential	—	763	763	—	1,770	1,770
Commercial and industrial	2,374	610	2,984	1,191	1,168	2,359
Consumer	471	81	552	329	92	421

Total	$5,651	$7,162	$12,813	$3,843	$19,438	$23,281

(1)	Table includes acquired loans accounted for under ASC 310-30, which totaled $4.6 million and $11.8 million as of December 31, 2015 and 2014, respectively. Such loans were deemed by the Company to be nonperforming at such dates but, in accordance with ASC 310-30, the accretable discount on the loans continued to be recognized into interest income.

•	Please tell us whether you have any loan pools under ASC 310-30 that continue to have loans, but no longer have any remaining accretable difference. If so, please quantify those pools, and explain the factors driving zero accretable difference for these pools.

We do not have any loan pools under ASC 310-30 that continue to have loans but no longer have any remaining accretable difference.

•	We note per page 56 of your disclosure that for two of your acquisitions, you show a reclass from the accretable difference to the nonaccretable difference. Please discuss the basis for these.

Upon further review, the Company has determined that the footnote disclosure for 2015 should not have included a reclass from accretable difference to nonaccretable difference. Below is corrected note disclosure for the year ended December 31, 2015 which will be included in future filings.

(dollars in thousands)	GSFC
Balance, beginning of period	$(1,270)
Accretion	30
Net transfers from nonaccretable difference to accretable yield	—

Balance, end of period	$(1,240)

(dollars in thousands)	Statewide
Balance, beginning of period	$(7,706)
Accretion	3,238
Net transfers from nonaccretable difference to accretable yield	(9,402)

Balance, end of period	$(13,870)

•	We note per page 56 that for your GSFC acquisition, you show an accretable yield of $0.05 million as of December 31, 2015, after a significant transfer of $1.2 million to nonaccretable difference during 2015. However, your disclosure also states that the remaining weighted average contractual life of the loan portfolio with acquired deteriorated credit quality for GSFC was 5.6 years. Given the length of the remaining life, please tell us why the accretable yield is so small.

As noted in the prior bullet point, the remaining accretable yield disclosed on the GSFC loans accounted for under the ASC 310-10 actually was $1.2 million as of December 31, 2015. The remaining weighted average contractual life of 5.6 years was correct as stated.

Note 20 – Fair Value Disclosures, page 80

2.	We note your disclosure on page 82 that as of December 31, 2015 and 2014, you have $23.8 million and $39.0 million, respectively of assets recorded at fair value on a non-recurring basis and classified as Level 3 measurements in the fair value hierarchy. Included within these totals, you have classified $19.9 million and $32.0 million of acquired loans with deteriorated credit quality as of December 31, 2015 and 2014, respectively. Please respond to the following:

•	Tell us why you have categorized acquired loans with deteriorated credit quality as non-recurring fair value measurements as of December 31, 2015 and 2014. In this regard, given that these loans are accounted for under ASC 310-30, it is unclear why they would be measured at fair value at these dates.

In future filings, the Company will not include acquired loans with deteriorated credit quality which are accounted for under ASC 310-30 as non-recurring items in the footnote disclosure.

•	Please tell us, and revise future filings to disclose, the quantitative information about the significant unobservable inputs used in your Level 3 fair value measurements as required by ASC 820-10-50-2(bbb).

We propose to revise the nonrecurring fair value table in future filings as follows.

		Fair Value Measurements Using
(dollars in thousands)	December 31, 2015	Level 1	Level 2	Level 3
Assets
Repossessed assets	$3,128	$—	$—	$3,128
Impaired loans	813	—	—	813

Total	$3,941	$—	$—	$3,941

The following table shows significant unobservable inputs used in the fair value measurement of Level 3 assets.

(dollars in thousands)	Fair Value	Valuation Technique	Unobservable Inputs	Range of Discounts	Weighted Average Discount
As of December 31, 2015
Repossessed assets	$3,128	Third party appraisals, sales contracts, Broker price opinions	Collateral discounts and estimated costs to sell	6% - 96%	19%
Impaired loans	$813	Third party appraisals and discounted cash flows	Collateral discounts and discount rates	0% - 100%	15%

In future filings, the quantitative information about the significant unobservable inputs used in our Level 3 fair value measurements will be disclosed in accordance with ASC 820-10-50-2(bbb).

Item 11. Executive Compensation, page 88

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

Base Salary, page 14

3.	In the last paragraph at the end of page 14 you state that the salaries of three named executive officers, including Mr. Bordelon’s, the company’s President and Chief Executive Officer were not adjusted in 2015. Please explain this statement in light of Mr. Bordelon’s salary increase of over $100,000 in 2015. In this regard, we note your Summary Compensation Table disclosure on page 17. In future filings please ensure that your disclosure explains how the material factors considered by the compensation committee resulted in actual compensation decisions.

As disclosed on page 12 in the Company’s definitive proxy statement on Schedule 14A filed on April 2, 2015, in November 2014, the Company’s Compensation Committee increased Mr. Bordelon’s annual base salary to $350,000. This salary increase was effective as of December 1, 2014. Hence, the increase in the salary paid to him by the Company in 2015 versus 2014. The Compensation Committee did not raise Mr. Bordelon’s salary during 2015. As of the date of this response, his salary remains $350,000.

In future filings, the Company will ensure our disclosure explains the material factors considered by the Compensation Committee in its compensation decisions as well as the timing surrounding the dates that such decisions are made and become effective.

Incentive Bonuses, page 15

4.	In future filings, please disclose the actual level of achievement for each applicable financial target, and whether consideration of subjective individual performance evaluation impacted a named executive officer’s ultimate bonus payment. In addition, as these bonus amounts appear to represent non-equity incentive plan compensation, in future filings please revise your Summary Compensation Table to disclose them in accordance with Item 402(c)(2)(vii) of Regulation S-K. Similarly, your Grants of Plan Based Awards table on page 18 should be revised to reflect the threshold, target and maximum amount of estimated future payouts under non-equity incentive plans in compliance with Item 402(d)(2)(iii) of Regulation S-K.

In future filings, the Company will disclose the actual level of achievement for each financial target and include any additional considerations of subjective individual performance impacting a named executive officer’s bonus payment. Also, in future filings, the Company’s Summary Compensation Table and Grants of Plan Based Awards will be revised in accordance with Regulation S-K Item 402(c)(2)(vii) and Item 402(d)(2)(iii).

Closing Comments:

In providing this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional comments or questions on this matter, please do not hesitate to contact the undersigned at (337) 237-1960.

Very truly yours,

/s/ Joseph B. Zanco
Joseph B. Zanco
Executive Vice President and Chief Financial Officer

Cc:	Hugh T. Wilkinson, Esq.